LifePoint Hospitals, Inc.
103 Powell Court
Brentwood, Tennessee 37027
May 26, 2011
VIA EDGAR AND EMAIL
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler

Re:	LifePoint Hospitals, Inc. Registration Statement on Form S-4 (File No. 333-174014)
Dear Mr. Riedler, Assistant Director — Division of Corporate Finance:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LifePoint Hospitals, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-174014), as amended (the “Registration Statement”), to May 31, 2011 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.
          In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please contact Frank R. Adams at (212) 259-6605 or Patti J. Marks (212) 259-7175, both of Dewey & LeBoeuf LLP, with any questions you may have concerning this request. In addition, please notify Mr. Adams when this request for acceleration has been granted.

LifePoint Hospitals, Inc.

By:	/s/ Paul D Gilbert Name: Paul D. Gilbert
Title: Executive Vice President and Chief Legal
and Development Officer; Corporate Governance
Officer; and Corporate Secretary

CC:	Morton A. Pierce Frank R. Adams Patti J. Marks